UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No.   )


                   Great American Bancorp, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)


             Common, Stock Value - $0.01 Par Value
-----------------------------------------------------------------
                 (Title of Class of Securities)


                            38982K107
-----------------------------------------------------------------
                         (CUSIP Number)


                        Clinton C. Atkins
                        2001 Kankakee Drive
                        Champaign, IL 61821
                        (217) 352-2121
-----------------------------------------------------------------
   (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)


                        December 16, 1996
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

                                             (Page 1 of 6 Pages)

                                             (Page 2 of 6 Pages)

CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Clinton C. Atkins
            ###-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                          (b) [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            96,175 shares

8.      SHARED VOTING POWER

            Not Applicable

9.      SOLE DISPOSITIVE POWER

            93,775 shares

10.     SHARED DISPOSITIVE POWER

            Not Applicable

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            96,175 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%

14.     TYPE OF REPORTING PERSON

            IN

                                             (Page 3 of 6 Pages)
Item 1.     Security and Issuer.

     This statement relates to shares of Common Stock, par value $0.01 per share, of Great American Bancorp, Inc. (the "Company"). The principal executive offices of the Company are located at 1311 S. Neil St., P.O. Box 1010, Champaign, IL 61824-1010.

Item 2.     Identity and Background.

     (a)  Clinton C. Atkins

     (b)  2001 Kankakee Drive
          Champaign, IL 61821

     (c)  Real Estate Investor
          Atkins Group
          2001 Kankakee Drive
          Champaign, IL 61821

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

Item 3.     Source and Amount of Funds or Other Consideration.

     A schedule of the shares, dates, and the prices per share owned by the Reporting Person is attached and marked as Exhibit 1 to Item 3. The amount of consideration ($1,248,625) used to acquire the 91,775 shares was derived from personal funds of the Reporting Person. An additional 3,000 shares represent stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan ("Incentive Plan") and 1,400 additional shares represent shares underlying options granted under the Incentive Plan.

Item 4.     Purpose of Transaction.

     The Reporting Person acquired the Company's stock for investment purposes. The Reporting Person may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

                                             (Page 4 of 6 Pages)

     Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of Issuer

     (a) The Reporting Person beneficially owns 96,175 shares, representing 5.2% of the outstanding shares of the Company based upon reported outstanding shares as of October 31, 1996 of 1,852,606. The beneficially owned shares include 3,000 shares representing stock awards granted under the Incentive Plan and 1,400 shares underlying stock options granted under the Incentive Plan which vest on February 14, 1997. Assuming the Reporting Person meets the terms of his agreements under the Incentive Plan, the Reporting Person will have the right to acquire such shares on February 14, 1997.

     (b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a).

     (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

     (e)  Not applicable.

                                             (Page 5 of 6 Pages)


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     The Reporting Person is a Director of the Company and has entered into two agreements pursuant to the Incentive Plan. The first agreement is a Stock Award Agreement whereby the Reporting Person was granted a stock award to earn 3,000 shares of the Company's common stock. The second agreement is a Non-statutory Stock Option Agreement which grants the Reporting Person options to purchase 7,000 shares of the Company's common stock at $14.00 per share. Both the Stock Award Agreement and the Non-statutory Stock Option Agreement are dated February 14, 1996. The awards and options vest at 20% per year, and expire on February 14, 2006.

Item 7.     Material to be Filed as Exhibits

     Exhibit 1 to Item 3 detailing dates, shares purchased, and price per share of securities acquired by Reporting Person.



                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 17, 1996                      /s/ Clinton C. Atkins
-------------------------              --------------------------
      Date                             Signature


                                       Clinton C. Atkins
                                       --------------------------
                                       Name/Title

                                             (Page 6 of 6 Pages)

                        SCHEDULE 13D
                     EXHIBIT 1 TO ITEM 3
                      Clinton C. Atkins

                           Price per Share
          No. of Shares       (Excluding      Where        How
Date    Purchased (Sold)     commissions)   Transacted  Transacted
----    ---------------    ---------------  ----------  ----------

Non-Derivative Shares Acquired, Direct Ownership:

06/30/95     9,775             $10.00          GABI        (1)
07/18/96     9,000              13.75           OTC        (2)
07/18/96     1,000              13.75           OTC        (2)
07/23/96     2,100              13.50           OTC        (2)
07/26/96     7,900              13.50           OTC        (2)
07/29/96     5,000              13.25           OTC        (2)
07/30/96     3,000              13.25           OTC        (2)
08/19/96     3,000              13.375          OTC        (2)
08/23/96     5,000              13.50           OTC        (2)
08/27/96     6,000              13.50           OTC        (2)
11/05/96    10,000              14.50           OTC        (2)
11/05/96    20,000              14.625          OTC        (2)
11/06/96    10,000              14.625          OTC        (2)
            ------
            91,775

Non-Derivative Shares, Indirect Ownership:

02/14/97     3,000               0.00          GABI        (3)

Derivative Shares, Direct Ownership:

02/14/97     1,400              14.00          GABI        (4)


(1) Purchased directly from the Company in an initial public offering pursuant to a stock subscription.

(2) Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts.

(3)  Shares represent stock awards granted under the 1995 Great
American Bancorp, Inc. Incentive Plan which vest at a rate of 20% per year beginning on February 14, 1997.

(4)  Shares represent options granted under the 1995 Great
American Bancorp, Inc. Incentive Plan which vest on February 14,
1997.